UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
_________________

SL INDUSTRIES, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
_________________

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)
_________________

784413106
(CUSIP Number of Class of Securities)
_________________

William T. Fejes
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam W. Finerman, Esq.
c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2289
_________________

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$20,000,000	$1,426

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 1,379,310 outstanding shares of Common Stock at the maximum tender offer price of $14.50 per share.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by SL Industries, Inc., a New Jersey corporation (“SL Industries” or the “Company”), to purchase up to 1,538,461 shares of its common stock, par value $0.20 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $14.50 nor less than $13.00 per Share, net to the seller in cash, without interest.  The Company will select the lowest purchase price (in multiples of $0.25) within such price range that will allow it to purchase the maximum number of Shares having an aggregate purchase price not exceeding $20 million, or such fewer number of Shares as are properly tendered and not properly withdrawn.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated September 15, 2010 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).  The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is SL Industries, Inc.  The address and telephone number of the Company are set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person and the subject company.  The address of the Company’s principal executive office is 520 Fellowship Road, Suite A114, Mount Laurel, New Jersey 08054.  The Company’s telephone number is (856) 727-1500.  The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 12 (“Effects of the Offer on the Market for the Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 16 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Information About SL Industries”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

 (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

	By:	/s/ Louis Belardi
		Name:	Louis Belardi
		Title:	Chief Financial Officer

Dated: September 15, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(i)	Offer to Purchase, dated September 15, 2010.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 15, 2010.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 15, 2010.
(a)(1)(vi)	Letter to shareholders of SL Industries, Inc., dated September 15, 2010.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release issued by SL Industries, Inc., dated September 15, 2010.
(b)
Amended And Restated Revolving Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLW Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008).

(c)	Not applicable.
(d)(1)
Employment Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

(d)(2)
Letter Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

(d)(3)
1991 Long Term Incentive Plan of SL Industries, Inc., as amended (incorporated by reference to Appendix to the Proxy Statement for SL Industries, Inc.’s Proxy Statement for its 1995 Annual Meeting held November 17, 1995, previously filed with the Securities and Exchange Commission).

(d)(4)
2008 Stock Incentive Plan of SL Industries, Inc. (incorporated by reference to Exhibit A to the Proxy Statement for SL Industries, Inc.’s 2008 Annual Meeting held May 14, 2008, previously filed with the Securities and Exchange Commission).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.